Exhibit 99.1

MONACO — June 19, 2018 — GasLog Partners LP (NYSE:GLOP) (“GasLog Partners” or the “Partnership”) announced today that it has entered into a new multi-year time charter for the GasLog Sydney with a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”) scheduled to commence in 2018. The charterer has options to extend the charter for up to two consecutive periods at escalating rates.

GasLog Sydney is a 155,000 cbm tri-fuel diesel electric liquefied natural gas (“LNG”) carrier built in 2013 and currently on a multi-year time charter with a wholly owned subsidiary of Royal Dutch Shell plc through September 2018. The vessel is currently undergoing a scheduled dry-docking during which the Partnership is enhancing its future marketability through the installation of a reliquefaction module.

Andy Orekar, Chief Executive Officer of GasLog Partners, stated, “I am very pleased to announce the signing of this charter agreement with Cheniere, the Partnership’s second agreement this year with a new and high-quality counterparty. The execution of the charter further diversifies our customer base and increases our contracted revenue visibility, supporting our year-on-year distribution growth guidance of 5% to 7% in 2018.”

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 13 LNG carriers with an average carrying capacity of approximately 156,000 cbm. GasLog Partners’ principal executive office is located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners website at http://www.gaslogmlp.com.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                   general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                   fluctuations in charter hire rates and vessel values;

•                   changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                   number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                   planned capital expenditures and availability of capital resources to fund capital expenditures;

•                   our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                   our ability to secure new multi-year charters, at economically attractive rates;

•                   fluctuations in prices for crude oil, petroleum products and natural gas;

•                   our ability to expand our fleet by acquiring vessels through our drop-down pipeline with GasLog Ltd. (“GasLog”);

•                   our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                   the ability of GasLog to maintain long-term relationships with major energy companies;

•                   changes in the ownership of our charterers;

•                   our customers’ performance of their obligations under our time charters and other contracts;

•                   our future operating performance, financial condition, liquidity and cash available for distributions;

•                   our ability to acquire assets in the future, including vessels from GasLog;

•                   our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of any sponsor credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                   future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                   the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                   risks inherent in ship operation, including the discharge of pollutants;

•                   GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                   potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                   potential liability from future litigation;

•                   our business strategy and other plans and objectives for future operations;

•                   any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                   other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2018, available at http://www.sec.gov.

GasLog Partners undertakes no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.